Mail Stop 6010

December 21, 2006

Kerry P. Gray
Chief Executive Officer and President
Uluru, Inc.
4452 Beltway Drive
Addison, Texas 75001

Re: Uluru Inc.
Registration Statement on Form SB-2
Filed on December 15, 2006
File Number 333-139417

Dear Mr. Gray:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form SB-2

General

1. We note that the securities you are registering on your Form SB-2 are being made on a shelf basis under Rule 415. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Selling Security Holders, page 21

2. We note that in your Calculation of Fee Table, you are registering 55,674,262 shares of common stock. However, your selling security holder table does not appear to total the aggregate amount you are registering in the Form SB-2. Please revise your selling shareholder table so that it includes all of the shares you are registering pursuant to this Form SB-2 or advise us accordingly.

Signature Page

3. Your principal financial officer <u>and</u> either a controller or chief accounting officer must

sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jack Concannon, Esq.
        Bingham McCutchen LLP
        150 Federal Street
        Boston, MA 02110